SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Joint press announcement dated July 8, 2005 regarding the sanction of the scheme of arrangement relating to the proposed privatization of Hutchison Global Communications Holdings Limited (“HGCH”) by the Supreme Court of Bermuda without modification.

1.2	Press release dated July 14, 2005 regarding the completion of the sale of the Registrant’s Paraguay mobile operations.

1.3	Joint press announcement dated July 18, 2005 regarding (i) the scheme of arrangement relating to the proposed privatization of HGCH becoming effective and (ii) the withdrawal of listing of HGCH’s shares on the Main Board of The Stock Exchange of Hong Kong Limited becoming effective.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The ordinary shares of HTIL have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about HTIL’s and HGCH’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and neither HTIL nor HGCH undertakes any obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. HTIL and HGCH caution readers that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from HTIL’s forward-looking statements can be found in HTIL’s filings with the United States Securities and Exchange Commission.

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

SANCTION OF THE SCHEME BY THE SUPREME COURT

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL AND THE OPTION OFFER

Financial adviser to Hutchison Telecommunications International Limited

SANCTION OF THE SCHEME BY THE SUPREME COURT

The Scheme was sanctioned without modification by the Supreme Court on Friday, 8 July 2005 (Bermuda time).

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL AND THE OPTION OFFER

Shareholders and/or potential investors in HGCH and HTIL should be aware that the implementation of the Proposal is still subject to part of Condition (c) (the delivery of a copy of the Supreme Court order to the Registrar of Companies in Bermuda for registration) being fulfilled. A copy of the Supreme Court order is expected to be delivered to the Registrar of Companies in Bermuda for registration on Friday, 15 July 2005 (Bermuda time) thereby fulfilling the remaining part of Condition (c) and the Scheme is expected to become effective on Friday, 15 July 2005 (Bermuda time). The Option Offer is conditional on the Proposal becoming effective and binding. The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct) and the HGCH Shareholders and the Optionholders will be notified accordingly by press announcement.

Shareholders and/or potential investors in HGCH and HTIL are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

Reference is made to the joint announcement dated 3 May 2005 made by HTIL and HGCH, the announcement dated 25 May 2005 made by HTIL, the announcement dated 6 June 2005 made by HGCH, the joint announcement dated 7 June 2005 made by HTIL and HGCH, the composite document despatched to the HGCH Shareholders and the Optionholders on 7 June 2005 containing, among other things, details of the Scheme (the “Scheme Document”) and the joint announcement dated 29 June 2005 made by HTIL and HGCH. Terms defined in the Scheme Document shall have the same meanings when used in this announcement unless the context requires otherwise.

SANCTION OF THE SCHEME BY THE SUPREME COURT

The respective HTIL Board and HGCH Board wish to announce that the Scheme was sanctioned without modification by the Supreme Court on Friday, 8 July 2005 (Bermuda time).

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL AND THE OPTION OFFER

Shareholders and/or potential investors in HGCH and HTIL should be aware that the implementation of the Proposal is still subject to part of Condition (c) (the delivery of a copy of the Supreme Court order to the Registrar of Companies in Bermuda for registration) being fulfilled. A copy of the Supreme Court order is expected to be delivered to the Registrar of Companies in Bermuda for registration on Friday, 15 July 2005 (Bermuda time) thereby fulfilling the remaining part of Condition (c). The Scheme is expected to become effective on Friday, 15 July 2005 (Bermuda time). The Option Offer is conditional on the Proposal becoming effective and binding. The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct) and the HGCH Shareholders and the Optionholders will be notified accordingly by press announcement.

The HGCH Directors intend that the listing of the HGCH Shares on the Stock Exchange will be withdrawn if the Proposal is effective and implemented and will be maintained in the event that the Proposal does not become effective or is not implemented.

Shareholders and/or potential investors in HGCH and HTIL are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

EXPECTED TIMETABLE

The following is a summary of the expected timetable in respect of the Proposal and the Option Offer. Please refer to pages 8 to 10 of the Scheme Document and the joint announcement dated 7 June 2005 made by HTIL and HGCH for full details of and the notes to such expected timetable:

2005
Latest time for dealing in the HGCH Shares	4:00 p.m. on Monday, 11 July

Latest time for lodging transfers of the HGCH Shares to qualify for entitlements under the Scheme	4:00 p.m. on Thursday, 14 July

Book close date of the registers of members of HGCH	Friday, 15 July

Record Date	9:00 p.m. on Friday, 15 July

Effective Date	Friday, 15 July

Withdrawal of the listing of the HGCH Shares on the Stock Exchange becomes effective	9:30 a.m. on Monday, 18 July

Despatch of Election Forms to Scheme Shareholders who are qualified for entitlements under the Scheme	Monday, 18 July

Despatch of Option Election Forms to Optionholders who have Outstanding HGCH Share Options not exercised on or prior to the Record Date	Monday, 18 July

Election period opens for Scheme Shareholders and Optionholders	Monday, 18 July

Period during which odd lot trading arrangements in relation to HTIL Shares are provided	Friday, 29 July to Monday, 31 October

Latest time for lodging Election Forms and Option Election Forms	4:00 p.m. on Monday, 1 August

Cheques for cash entitlements or share certificates of HTIL Shares under the Scheme and the Option Offer to be despatched on or before	Thursday, 11 August

Note:	All references in this announcement to times and dates are references to Hong Kong times and dates other than references to the date on which the Supreme Court sanctioned the Scheme and the Effective Date, which are references to the relevant date in Bermuda. For the period from the date of this announcement to 29 October 2005, Bermuda time is 11 hours behind Hong Kong time and will be 12 hours behind Hong Kong time thereafter.

It should be noted that the above expected timetable is subject to change. Further announcement will be made in the event that there is any change.

HTIL DIRECTORS AND HGCH DIRECTORS

As at the date of this announcement, the HTIL Directors are: Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu and Mr. WOO Chiu Man, Cliff (HTIL Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT (HTIL Non-Executive Directors); and Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (HTIL Independent Non-Executive Directors).

As at the date of this announcement, the HGCH Directors are: Mr. FOK Kin-ning, Canning (Chairman), Mr. LAI Kai Ming, Dominic (Deputy Chairman), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. Dennis Pok Man LUI, Mr. WONG King Fai, Peter, Mr. KAN Ka Wing, Frankie, Ms. CHAN Wen Mee, May (Michelle) and Mr. LAM Hon Nam (HGCH Executive Directors); Mr. Tuan LAM and Mr. YANG Paul Chunyao (alternate to Mr. Tuan Lam) (HGCH Non-Executive Directors); Mr. CHENG Ming Fun, Paul, Mr. CHEONG Ying Chew, Henry and Dr. LAM Lee G. (HGCH Independent Non-Executive Directors).

By Order of the Board	By Order of the Board
Hutchison Telecommunications International Limited	Hutchison Global Communications Holdings Limited
Edith Shih	Edith Shih
Company Secretary	Company Secretary

Hong Kong, 8 July 2005

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HGCH Directors jointly and severally accept full responsibility for the accuracy of the information (other than that relating to HTIL) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

*	For identification purposes only

Exhibit 1.2

News Release

For Immediate Release

Sale of Paraguay operations to América Móvil completed

HONG KONG, 14 July 2005 - Hutchison Telecommunications International Limited (SEHK: 2332, NYSE: HTX) today announced that the sale of its Paraguay mobile operations to Mexico’s América Móvil S.A. (NYSE: AMX) has been completed.

- End -

For enquiries, please contact:

Hutchison Telecommunications International Limited

Mickey Shiu
Tel: +852 2128 3107
Mobile: +852 9092 8233
Email: mickeyshiu@htil.com.hk

Note to Editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom) is a leading global provider of telecommunications services, with operations in eight markets around the world. As of 31 March 2005, Hutchison Telecom has 13.3 million mobile customers. It operates mobile and fixed telecommunications services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Sri Lanka and Ghana, with Vietnam intending to commence service. It was the first provider of 3G mobile services in Hong Kong, where it also provides broadband and fixed-line telecommunications services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange”. It is a listed company whose American Depositary Shares are quoted on the New York Stock Exchange under the ticker HTX and shares are listed on the Hong Kong Stock Exchange under the stock code 2332.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. See www.htil.com.

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The ordinary shares of HTIL have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

JOINT ANNOUNCEMENT

PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

EFFECTIVE DATE OF THE SCHEME

WITHDRAWAL OF LISTING OF THE HGCH SHARES

DESPATCH OF ELECTION FORMS AND OPTION ELECTION FORMS

Financial adviser to Hutchison Telecommunications International Limited

The Scheme was sanctioned without modification by the Supreme Court on Friday, 8 July 2005 (Bermuda time) and a copy of the Supreme Court order was delivered to the Registrar of Companies in Bermuda for registration on Friday, 15 July 2005 (Bermuda time). Accordingly, the Scheme became effective on Friday, 15 July 2005 (Bermuda time). The withdrawal of listing of the HGCH Shares on the Main Board of the Stock Exchange became effective at 9:30 a.m. on Monday, 18 July 2005.

Reference is made to the joint announcement dated 3 May 2005 made by HTIL and HGCH, the announcement dated 25 May 2005 made by HTIL, the announcement dated 6 June 2005 made by HGCH, the joint announcement dated 7 June 2005 made by HTIL and HGCH, the composite document despatched to the HGCH Shareholders and the Optionholders on 7 June 2005 containing, among other things, details of the Scheme (the “Scheme Document”) and the joint announcements dated 29 June 2005 and 8 July 2005 made by HTIL and HGCH. Terms defined in the Scheme Document shall have the same meanings when used in this announcement unless the context requires otherwise.

EFFECTIVE DATE OF THE SCHEME

The respective HTIL Board and HGCH Board wish to announce that the Scheme was sanctioned without modification by the Supreme Court on Friday, 8 July 2005 (Bermuda time) and a copy of the Supreme Court order was delivered to the Registrar of Companies in Bermuda for registration on Friday, 15 July 2005 (Bermuda time). Accordingly, the Scheme became effective on Friday, 15 July 2005 (Bermuda time).

WITHDRAWAL OF LISTING

The withdrawal of listing of the HGCH Shares on the Main Board of the Stock Exchange became effective at 9:30 a.m. on Monday, 18 July 2005.

DESPATCH OF ELECTION FORMS AND OPTION ELECTION FORMS

Election Forms have been despatched to Scheme Shareholders who are qualified for entitlements under the Scheme and Option Election Forms have been despatched to Optionholders who have Outstanding HGCH Share Options not exercised on or prior to the Record Date on 18 July 2005.

TIMETABLE

The following is a summary of the timetable in respect of the Proposal and the Option Offer. Please refer to pages 8 to 10 of the Scheme Document for full details of and the notes to such timetable:

2005 (Hong Kong time)
Period during which odd lot trading arrangements in relation to HTIL Shares are provided	Friday, 29 July to Monday, 31 October

Latest time for lodging Election Forms and Option Election Forms	4:00 p.m. on Monday, 1 August

Cheques for cash entitlements or share certificates of HTIL Shares under the Scheme and the Option Offer to be despatched on or before	Thursday, 11 August

Further announcement will be made in the event that there is any change to the above timetable.

HTIL DIRECTORS AND HGCH DIRECTORS

As at the date of this announcement, the HTIL Directors are: Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu and Mr. WOO Chiu Man, Cliff (HTIL Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT (HTIL Non-Executive Directors); and Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (HTIL Independent Non-Executive Directors).

As at the date of this announcement, the HGCH Directors are: Mr. FOK Kin-ning, Canning (Chairman), Mr. LAI Kai Ming, Dominic (Deputy Chairman), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. Dennis Pok Man LUI, Mr. WONG King Fai, Peter, Mr. KAN Ka Wing, Frankie, Ms. CHAN Wen Mee, May (Michelle) and Mr. LAM Hon Nam (HGCH Executive Directors); Mr. Tuan LAM and Mr. YANG Paul Chunyao (alternate to Mr. Tuan Lam) (HGCH Non-Executive Directors); Mr. CHENG Ming Fun, Paul, Mr. CHEONG Ying Chew, Henry and Dr. LAM Lee G. (HGCH Independent Non-Executive Directors).

By Order of the Board	By Order of the Board
Hutchison Telecommunications International Limited	Hutchison Global Communications Holdings Limited
Edith Shih	Edith Shih
Company Secretary	Company Secretary

Hong Kong, 18 July 2005

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HGCH Directors jointly and severally accept full responsibility for the accuracy of the information (other than that relating to HTIL) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

*	For identification purposes only